Celanese Corporation
222 W. Las Colinas Blvd.,
Suite 900N
Irving, TX, USA 75039
www.celanese.com

October 24, 2016

Filed as EDGAR Correspondence
Ms. Melissa N. Rocha
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Celanese Corporation
Form 8-K Filed July 25, 2016
Response Dated October 4, 2016
File No. 1-32410
Dear Ms. Rocha:
This letter is submitted by Celanese Corporation ("Celanese" or the "Company") in response to the comments of the staff of the Division of Corporation Finance ("Staff") of the United States Securities and Exchange Commission ("SEC") in its letter to Celanese dated October 21, 2016 ("Comment Letter"), which requested a response from Celanese relating to its Form 8-K filed on July 25, 2016 with respect to the Company's second quarter earnings release.
For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff's comments presented in bold italicized text, each of which is followed by our response.
Form 8-K filed July 25, 2016

1.
We note your response to comment 4 in our letter dated September 26, 2016. Please provide a description of what the material line items represent along with a discussion of the material components of those line items that reconcile to the adjusted tax rate in future filings.

Response:
In future filings, the Company will expand its adjusted tax rate reconciliation included in Table 3a of its non-US GAAP financial measures and supplemental information to provide a description of what the material line items represent along with a discussion of the material components of those line items that reconcile to the adjusted tax rate, as applicable.

* * * *
The Company believes that this letter addresses the Staff's comments in the Comment Letter. If you desire further information, please do not hesitate to contact the undersigned by letter or by telephone at (972) 443-3849.

Sincerely,

/s/ KEVIN S. OLIVER
Kevin S. Oliver
Chief Accounting Officer and
Controller

cc:	Christopher W. Jensen
Senior Vice President, Finance and Chief Financial Officer

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